UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 11-K




             For Annual Reports of Employee Stock Purchase, Savings
                   and Similar Plans Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934






(Mark One)

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 1998

                                       Or

( ) Transition report pursuant to Section 15(d) of the Securities  Exchange
     Act of 1934 For the transition period from ________ to __________ Commission file number_______________________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Burlington Resources Inc. Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Burlington Resources Inc., 5051 Westheimer, Suite 1400, Houston, Texas 77056

                BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES


                      As of December 31, 1998 and 1997 and

                      for the Year Ended December 31, 1998

                Burlington Resources Inc. Retirement Savings Plan


                                Table of Contents






                                                                            Page



Financial Statements
   Statement of Net Assets Available for Benefits as
    of December 31, 1998 and 1997                                             2

   Statement of Changes in Net Assets Available for
    Benefits for the year ended December 31, 1998                             3

   Notes to Financial Statements                                              4

Report of Independent Accountants                                            13


Supplemental Schedules

  Schedule I -  Line 27a - Schedule of Assets Held for Investment Purposes
                   as of December 31, 1998                                   14

  Schedule II - Line 27d - Schedule of Reportable Transactions for the
                   year ended December 31, 1998                              17


Exhibit

  23            Consent of Independent Accountants                           19

                Burlington Resources Inc. Retirement Savings Plan
                 Statement of Net Assets Available for Benefits



                                                                             December 31,
                                                                     ---------------------------
                                                                        1998            1997
                                                                     ------------   ------------
ASSETS
Investments
     At fair value
         BR Common Stock, cost $35,066,880 and
              $26,379,613, respectively                             $ 30,982,238   $ 28,439,626
         Common and Collective Trusts, cost $0 and
              $22,743,286, respectively                                     --       37,639,517
         Registered Investment Companies, cost $78,514,529 and
              $32,769,955, respectively                               88,042,289     36,065,673
         Participants' notes receivable                                6,203,392      5,406,660
         Cash and cash equivalents                                     3,462,362      2,540,974
     At contract value
         Unallocated Investment Contracts                             54,643,366     55,066,805
                                                                     ------------   ------------
                  Total investments                                  183,333,647    165,159,255

Dividends and interest receivable                                           --          322,796
                                                                     ------------   ------------


                      Total assets                                   183,333,647    165,482,051
                                                                     ------------   ------------

LIABILITIES

Administrative expense payable                                              --           47,922
                                                                     ------------   ------------

                      Net assets available for benefits             $183,333,647   $165,434,129
                                                                     ============   ============







   The accompanying notes are an integral part of these financial statements.

                Burlington Resources Inc. Retirement Savings Plan
                       Statement of Changes in Net Assets
                             Available for Benefits



                                                               Year Ended
                                                               December 31,
                                                                  1998
                                                             -------------

Interest income                                              $   4,030,003

Dividend income                                                  2,645,203

Net appreciation in the fair value of investments                6,821,743
                                                             -------------

       Net investment income                                    13,496,949
                                                             -------------

Contributions
    Employer                                                     6,733,522
    Participants'                                               11,026,325
                                                             -------------

       Total contributions                                      17,759,847
                                                             -------------

               Total additions                                  31,256,796
                                                             -------------

Participants' withdrawals and distributions                     13,196,637
Administrative expenses                                            160,641
                                                             -------------

               Total deductions                                 13,357,278
                                                             -------------

       Net increase                                             17,899,518

Net assets available for benefits
    Beginning of year                                          165,434,129
                                                             -------------

    End of year                                              $ 183,333,647
                                                             =============




   The accompanying notes are an integral part of these financial statements.

                Burlington Resources Inc. Retirement Savings Plan
                          Notes to Financial Statements

1.     Plan Description

       General

       The following description of the Burlington Resources Inc. ("BR" or the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

       The Plan is a trusteed, defined contribution plan, administered by a committee of BR executives, for eligible employees of the participating employer companies which include BR and Burlington Resources Oil & Gas Company (formerly known as Meridian Oil Inc.), which is a wholly-owned subsidiary of BR. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

       Investments

       A  participant  can  direct  the  investment  of  account   balances  and
       contributions to any one or more of the following investment funds.

       Company Stock Fund - Invested in common stock of BR.

       S&P 500 Index Fund - Invested in a diversified portfolio of common stock and other equity securities. This fund is managed by Northern Trust Company to achieve results similar to those of the overall stock market as measured by the Standard & Poor's 500 Index.

       International Equity Fund - Invested primarily in the equity securities of companies based outside the United States. This registered investment fund is a publicly traded mutual fund known as the Vanguard World Fund - International Growth Portfolio and is managed by Schroeder Capital Management International.

       Over-the-Counter ("OTC") Equity Fund - Invested primarily in securities traded in the OTC securities market. This registered investment fund is a publicly traded mutual fund known as the Fidelity OTC Portfolio Fund and is managed by Fidelity Management and Research.

       Balanced Index Fund - Invested approximately 60 percent in equity securities, which attempt to mirror the Willshire 5000 Equity Index and 40 percent in high-quality bonds, which attempt to mirror the Lehman Brothers Aggregate Bond Index. This registered investment fund is a publicly traded mutual fund known as Vanguard Balanced Index Fund and is managed by The Vanguard Group.

       Small-Cap Index Fund - Invests at least 65% of its total assets in common stock, or other equity securities including preferred stocks, rights and warrants of the second 1,000 largest U.S. corporations. This registered investment fund is a publicly traded mutual fund know as Schwab Small-Cap Index Fund and is managed by Charles Schwab Investment Management Inc.

       Institutional Index Fund - Invested in a diversified portfolio of common stock and other equity securities to achieve results similar to those of the overall stock market as measured by the Standard & Poor's 500 Index. This registered investment fund is a publicly traded mutual fund known as Vanguard Institutional Index Fund and is managed by the Vanguard Group.

       Income Fund - Invested primarily in a diversified portfolio of investment
       contracts   offered   by  major   insurance   companies   and   financial
       institutions. This fund is managed by PRIMCO Capital Management, Inc.

       Effective January 1, 1998, Charles Schwab Trust Company ("Schwab") became trustee of the Plan. At such time, the S&P 500 Index Fund and the OTC Equity Fund were replaced with the Institutional Index Fund and the Small-Cap Index Fund.

      The following number of employees were participating in the various funds at December 31, 1998 and 1997, respectively.


                                                  1998             1997
                                                -------          -------
               Company Stock Fund                1,134            1,056
               S&P 500 Index Fund                    -            1,163
               International Equity Fund           743              692
               OTC Equity Fund                       -              875
               Balanced Index Fund                 543              223
               Small-Cap Index Fund                881                -
               Institutional Index Fund          1,274                -
               Income Fund                       1,041            1,072

       Participants' Notes Receivable

       The Plan may make loans to actively employed participants of up to 50% of their account balance (excluding any Individual Retirement Account balance), subject to a minimum loan of $1,000 and a maximum loan of $50,000. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the prior one-year period. The interest rate on loans is 1% above the prime rate, which is determined at the first of the month preceding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. The repayment period may be from one to five years. Repayments are made through payroll deductions and are reinvested in Plan funds according to the borrowing participant's current investment elections. Participants' notes receivable are included in the Loan Fund in Notes 7 and 8.

       Contributions

       A participant may elect to make regular semi-monthly basic contributions from 1% to 13% (2% to 8% for 1997) of his or her total eligible compensation subject to an IRS limitation of $10,000. The employer matches, by cash payment, up to 6% of total eligible compensation of a participant with less than 10 years of service and up to 8% of total eligible compensation for a participant with 10 or more years of service. In 1997, participants electing the maximum basic contribution eligible for a matching employer contribution could make supplemental contributions (after-tax) to the Plan of 1% to 5% of total eligible compensation. In 1998, supplemental contributions were permitted regardless of whether the participant contributed the maximum basic contribution eligible for a matching employer contribution. Also for 1997, a participant could elect to have all or a portion of the allocation available under the BR FlexPlan transferred to the Plan as contributions. (The BR FlexPlan is an employee benefit for eligible participants to receive discretionary amounts from participating employers). In addition, a participant may make an approved rollover contribution of a distribution received from another qualified employee benefit plan. All employer and participant contributions are paid to the Plan's trustee semi-monthly.

       Vesting

       A participant's entire account is 100% vested and nonforfeitable at all times.

       Participants' Withdrawals and Distributions

       The Plan provides for several different types of withdrawals by participants. Early withdrawals from the participants' accounts are limited to financial hardship and may be subject to income taxes and penalties. Also, participants may take in-service withdrawals of certain funds depending on their source. Upon the separation from service, a participant's account balance may be distributed in a lump sum. A participant whose account balance exceeds $5,000 ($3,500 for 1997) may elect a deferred distribution or installment payments over a period ending not later than April 1 of the year following the calendar year in which the participant attains age 70-1/2.

       Termination of the Plan

       While the Board of Directors of BR has not expressed any intention to do so, they may at any time terminate the Plan. Upon termination, the Plan's assets will be distributed to the participants on the basis of their account balances existing at the date of termination.

       Income Taxes

       On June 1, 1995, the Internal Revenue Service advised, via determination letter, that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code. The Plan is therefore exempt from federal income taxes. The Plan has been amended subsequent to receipt of its determination letter, however, the Company believes that the Plan as designed and operated continues to comply with the applicable requirements of the Internal Revenue Code.


2.     Accounting Policies

       Principles of Reporting

       In accordance with generally accepted accounting principles ("GAAP"), the accounting records of the Plan are maintained on the accrual basis except for participant withdrawals and distributions, which are reported when paid. Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not paid as of that date. No such unpaid claims exist at December 31, 1998 or 1997. The preparation of the Plan's financial statements in conformity with GAAP requires certain estimates and assumptions. Actual results could differ from estimates.

       Investments

       The Plan's investments, except for its investment contracts, are stated at fair value. Investment contracts, which are fully benefit responsive, are carried at contract value. Fair value for investments other than participants' notes receivable is determined by quoted market prices.
       Participants' notes receivable are carried at original loan principal balance, less principal repayments which approximates fair value.

       Cash and Cash Equivalents

       All short-tem investments purchased with a maturity of three months or less are considered cash equivalents. Cash equivalents are stated at cost, which approximates market value.

       Dividend and Interest Income

       Dividend and interest income from investments are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

       Administrative Expense

       Certain administrative expenses and professional fees incurred by the Plan, for active participants, are paid by BR. Deferred participants (retired and severed employees) are charged an annual administrative fee to maintain their accounts.

       Net Appreciation (Depreciation) in the Fair Value of Investments

       Net appreciation (depreciation) in the fair value of the Plan investments, which consists of net realized and unrealized appreciation (depreciation), are presented in the Statement of Changes in Net Assets Available for Benefits. This appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

3.     Net Appreciation in the Fair Value of Investments

       Following is a summary of the components of the net appreciation in the fair value of investments.

                                                                    Year Ended
                                                                   December 31,
                                                                        1998
                                                                   -------------
                    Market values determined by quoted
                       market prices
                           BR common stock                         $ (4,217,912)
                           Registered investment companies           11,039,655
                                                                   -------------

                              Total net appreciation               $  6,821,743
                                                                   =============

4.     Investments

       Investments that comprised 5% or more of the net assets available for benefits follow.

                                                           December 31,
                                                    ----------------------------
                                                      1998              1997
                                                    ------------    ------------

       BR common stock                              $30,982,338      $28,439,626

       Northern Trust Collective Daily Stock               --        $37,639,517
       Index Fund

       Vanguard Balanced Index Fund                 $13,738,943            --

       Vanguard World Fund -                        $12,074,554      $11,338,731
       International Growth Portfolio

       Vanguard Institutional Index Fund            $48,009,760            --

       Fidelity Security Funds OTC Portfolio               --        $17,193,094

       Schwab Small-Cap Index Fund                  $14,219,032            --

       Bankers Trust (Delaware)                            --        $ 8,379,167
       guaranteed investment contract #92-493

       John Hancock Mutual Life Insurance Company   $11,314,430      $10,582,423
       guaranteed investment contract #7474-2

   5.    Investment Contracts

       The fair value of investment contracts as of December 31, 1998 and 1997 was approximately $59,300,000 and $55,950,000, respectively. Fair value was determined using a discounted cash flow analysis assuming market rates for similar contracts. The average yield for these investment contracts during 1998 and 1997 was 6.54% and 6.77%, respectively. The crediting interest rates ranged from 4.23% to 14.4% and 4.50% to 9.75% at December 31, 1998 and 1997, respectively.

   6.    Plan Merger

       Effective January 1, 1999, substantially all of the assets of the LL&E Savings Plan were merged into the Plan.






7.    Fund Information

      Allocation of net assets available for benefits to investment funds


                                                                           December 31, 1998
                                               -----------------------------------------------------------
                                                 Company      International    Balanced       Small-Cap
                                                Stock Fund     Equity Fund    Index Fund     Index Fund
                                               -------------  ------------   ------------   ------------
Investments
At fair value
        BR common stock ....................   $ 30,982,238   $       --     $       --     $       --
        Registered investment companies ....           --       12,074,554     13,738,943     14,219,032
        Participants' notes receivable .....           --             --             --             --
        Cash and cash equivalents ..........           --             --             --             --
At contract value
        Investment contracts ...............           --             --             --             --
                                                ------------   ------------   ------------   ------------

            Net assets available for benefits  $ 30,982,238   $ 12,074,554   $ 13,738,943   $ 14,219,032
                                                ============   ============   ============   ============



                                                                     December 31, 1998
                                               ----------------------------------------------------------
                                                Institutional     Income        Loan
                                                 Index Fund        Fund         Fund             Total
                                                ------------  ------------   ------------   -------------
Investments
At fair value
        BR common stock ....................    $       --   $       --     $       --     $ 30,982,238
        Registered investment companies ....      48,009,760         --             --       88,042,289
        Participants' notes receivable .....            --           --        6,203,392      6,203,392
        Cash and cash equivalents ..........            --      3,462,362           --        3,462,362
At contract value
        Investment contracts ...............            --     54,643,366           --       54,643,366
                                                ------------  ------------   ------------   -------------

            Net assets available for benefits   $ 48,009,760 $ 58,105,728   $  6,203,392   $183,333,647
                                                ============  ============   ============   =============





7.    Fund Information (Continued)

      Allocation of net assets available for benefits to investment funds


                                                                              December 31, 1997
                                                          --------------------------------------------------------
                                                            Company       S&P 500     International    OTC Equity
                                                           Stock Fund    Index Fund    Equity Fund       Fund
                                                          ------------  ------------  -------------  -------------
Investments
At fair value
        BR common stock ..............................   $ 28,439,626   $       --    $       --     $       --
        Registered investment companies ..............           --             --      11,338,731     17,193,094
        Common and collective trusts .................           --       37,639,517          --             --
        Participants' notes receivable ...............           --             --            --             --
        Cash and cash equivalents ....................      1,390,287            217            82            117
At contract value
        Investment contracts .........................           --             --            --             --
Dividends and interest receivable ....................         90,710           --            --             --
                                                          ------------  ------------  -------------  -------------

              Total Assets ...........................     29,920,623     37,639,734    11,338,813     17,193,211
                                                          ------------  ------------  -------------  -------------

Administrative expense payable .......................          3,124          7,532         1,563          1,919
                                                          ------------  ------------  -------------  -------------

            Net assets available for benefits.........     29,917,499   $ 37,632,202   $ 11,337,250  $ 17,191,292
                                                          ============  ============  =============  =============



                                                                              December 31, 1997
                                                          ---------------------------------------------------------
                                                            Balanced       Income         Loan
                                                           Index Fund       Fund          Fund           Total
                                                          ------------  ------------  -------------  --------------
Investments
At fair value
        BR common stock ..............................   $       --     $       --    $        --     $ 28,439,626
        Registered investment companies ..............      7,533,848           --             --       36,065,673
        Common and collective trusts .................           --             --             --       37,639,517
        Participants' notes receivable ...............           --             --        5,406,660      5,406,660
        Cash and cash equivalents ....................         25,802      1,124,469           --        2,540,974
At contract value
        Investment contracts .........................           --       55,066,805           --       55,066,805
Dividends and interest receivable ....................        137,219         94,867           --          322,796
                                                          ------------   ------------   ------------   ------------

              Total Assets ...........................      7,696,869     56,286,141      5,406,660    165,482,051
                                                          ------------   ------------   ------------   ------------

Administrative expense payable .......................          1,221         32,563           --           47,922
                                                          ------------   ------------   ------------   ------------

            Net assets available for benefits........    $  7,695,648   $ 56,253,578   $  5,406,660   $165,434,129
                                                          ============   ============   ============   ============






8.    Fund Information

      Allocation of changes in net assets available for benefits to investment funds

                                                                     Year Ended December 31, 1998
                                                    ---------------------------------------------------------------
                                                       Company         S&P 500       International       OTC Equity
                                                      Stock Fund      Index Fund      Equity Fund          Fund
                                                    -------------    -------------    -------------   -------------

Interest income .................................   $      61,283    $      --        $     --        $      --
Dividend income .................................         432,654           --              --               --
Net appreciation (depreciation) in the
  fair value of investments .....................      (4,217,912)          --            1,645,362          --
                                                    -------------    -------------    -------------   -------------

        Net investment income (loss) ............      (3,723,975)          --            1,645,362          --

Contributions
    Employer ....................................       1,183,538           --              637,244          --
    Participants' ...............................       1,723,370           --              979,301          --
Interfund transfers .............................       4,042,879      (37,632,202)      (1,684,285)    (17,191,292)
Participants' withdrawals and distributions......      (2,145,550)          --             (824,853)         --
Administrative expenses .........................         (15,523)          --              (15,465)         --
                                                    -------------    -------------    -------------   -------------

        Net increase (decrease) .................       1,064,739      (37,632,202)         737,304     (17,191,292)

Net assets available for benefits
    Beginning of year ...........................      29,917,499       37,632,202       11,337,250      17,191,292
                                                    -------------    -------------    -------------   -------------

    End of year .................................   $  30,982,238    $      --        $  12,074,554   $      --
                                                    =============    =============    =============   =============



                                                                            Year Ended December 31, 1998
                                                    ---------------------------------------------------------------
                                                       Balanced        Small-Cap      Institutional        Income
                                                      Index Fund      Index Fund       Index Fund           Fund
                                                    -------------    ------------     -------------   -------------

Interest income .................................   $        --      $      --        $     --        $   3,472,256
Dividend income .................................         467,078          762,895          982,576          --
Net appreciation (depreciation) in the
  fair value of investments .....................       1,326,224       (1,683,701)       9,751,770          --
                                                    -------------    -------------    -------------   -------------

        Net investment income (loss) ............       1,793,302         (920,806)      10,734,346       3,472,256

Contributions
    Employer ....................................         364,626          982,149        1,867,330       1,698,635
    Participants' ...............................         603,269        1,651,796        3,204,713       2,863,876
Interfund transfers .............................       3,608,447       13,338,392       34,853,768         203,583
Participants' withdrawals and distributions......        (312,269)        (824,583)      (2,595,640)     (6,333,300)
Administrative expenses .........................         (14,080)          (7,916)         (54,757)        (52,900)
                                                    -------------    -------------    -------------   -------------

        Net increase (decrease) .................       6,043,295       14,219,032       48,009,760       1,852,150

Net assets available for benefits
    Beginning of year ...........................       7,695,648           --              --           56,253,578
                                                    -------------    -------------    -------------   -------------

    End of year .................................   $  13,738,943    $  14,219,032    $  48,009,760   $  58,105,728
                                                    =============    =============    =============   =============



                                                     Year Ended December 31, 1998
                                                    ------------------------------
                                                        Loan
                                                        Fund             Total
                                                    ------------     -------------

Interest income .................................   $     496,464    $   4,030,003
Dividend income .................................            --          2,645,203
Net appreciation (depreciation) in the
  fair value of investments .....................            --          6,821,743
                                                    -------------    -------------

        Net investment income (loss) ............         496,464       13,496,949

Contributions
    Employer ....................................            --          6,733,522
    Participants' ...............................            --         11,026,325
Interfund transfers .............................         460,710           --
Participants' withdrawals and distributions......        (160,442)     (13,196,637)
Administrative expenses .........................            --           (160,641)
                                                    -------------    -------------

        Net increase (decrease) .................         796,732       17,899,518

Net assets available for benefits
    Beginning of year ...........................       5,406,660      165,434,129
                                                    -------------    -------------

    End of year .................................   $   6,203,392    $ 183,333,647
                                                    =============    =============



                        Report of Independent Accountants

To the Participants and Administrator of Burlington Resources Inc. Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Burlington Resources Inc. Retirement Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents on Page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  PricewaterhouseCoopers LLP
June 21, 1999

                             SUPPLEMENTAL SCHEDULES

                                   Schedule I

                Burlington Resources Inc. Retirement Savings Plan
           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1998

                                 EIN: 91-1413284
                                    Plan: 002
                                 1998 Form 5500


                                                                               (e)
                                                                             Current
                                                            (d)               Value/
  (a)   (b)(c)                                             Cost            Fair Value
                                                     -----------------  -----------------
            Investment Contracts
        John Hancock Mutual Life Insurance Company
        #7216, 5.24%, matures 11/21/00               $        812,925   $        812,925
        #7354, 5.81%, matures 11/30/99                        598,350            598,350
        #7354-1, 4.23%, matures 8/1/02                      2,514,236          2,514,236
        #7474, 6.2%, matures 5/1/07                        11,314,430         11,314,430
        #7474-2, 4.50%, matures 6/30/01                        33,614             33,614
        MBL Life Assurance Co.
        #9-5294-1, 5.10%, matures 6/30/99                     104,774            104,774
        #9-5294-2, 5.10%, matures 6/30/99                     152,744            152,744
        #9-5294-3, 5.10%, matures 6/30/99                     123,080            123,080
        #6-5294-1, 14.40%, matures 6/30/99                    864,566            864,566
        #6-5294-2, 14.40%, matures 6/30/99                  1,260,394          1,260,394
        #6-5294-3, 14.40%, matures 6/30/99                  1,015,621          1,015,621
        Jackson National Life Insurance Company
        #5-1162, 6.48%, matures 12/30/01                    3,111,292          3,111,292



                                   Schedule I

                Burlington Resources Inc. Retirement Savings Plan
           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1998

                                 EIN: 91-1413284
                                    Plan: 002
                                 1998 Form 5500


                                                                                                    (e)
                                                                                                  Current
                                                                                 (d)               Value/
  (a)   (b)(c)                                                                   Cost            Fair Value
                                                                           -----------------  -----------------
                    Continental Assurance Company
                        #630-05573, 5.6%, matures 9/1/03                   $      3,685,250   $      3,685,250
                        #25708-101, 5.67%, matures 7/1/03                         5,384,885          5,384,885
                    Massachusetts Mutual
                        #10516, 6.26%, matures 7/5/02                             1,540,146          1,540,146
                    New York Life Insurance
                        #06753-002, 5.62%, matures 5/12/00                          627,471            627,471
                    Allstate Life Insurance Company
                        #5689, 8.13%, matures 11/1/99                             2,688,766          2,688,766
                    Transamerica Life
                        #76573, 5.9%, matures 11/15/04                            3,644,486          3,644,486
                    BMA
                        #1335, 5.75%, matures 11/17/03                            1,509,911          1,509,911
                    Bankers Trust (Delaware)
                        #92-493, 6.376%, matures 9/30/00                          7,007,435          7,007,435
                    Province of Quebec Obligation
                        9.125%, matures 3/01/00                                   2,015,689          2,015,689
                    General Motors Acceptance Corporation Obligation
                        7.375%, matures 4/27/00                                   1,564,856          1,564,856
                    United States Treasury Obligations
                       5.375%, matures 6/30/03                                    1,543,125          1,543,125
                    United States Treasury Obligations
                       5.5%, matures 12/31/00                                     1,525,320          1,525,320
                                                                           -----------------  -----------------

                             Total  investment contracts                   $     54,643,366   $     54,643,366
                                                                           -----------------  -----------------

        Cash and cash equivilents                                          $      3,462,362   $      3,462,362



                                   Schedule I

                Burlington Resources Inc. Retirement Savings Plan
           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1998

                                 EIN: 91-1413284
                                    Plan: 002
                                 1998 Form 5500


                                                                                              (e)
                                                                                            Current
                                                                          (d)               Value/
  (a)   (b)(c)                                                            Cost            Fair Value
                                                                    -----------------  -----------------

   *        BR common stock                                         $     35,066,880   $     30,982,238

            Vanguard World Fund - International Growth Portfolio          10,824,687         12,074,554

            Vanguard Balanced Index Fund                                  12,552,124         13,738,943

   *        Schwab Small-Cap Index Fund                                   15,402,560         14,219,032

            Vanguard Institutional Index Fund                             39,735,159         48,009,760

            Participants' Notes Receivable, 7% to 10%                              -          6,203,392
                                                                    -----------------  -----------------

                        Total investments                           $    171,687,138   $    183,333,647
                                                                    =================  =================




                                   Schedule II

                Burlington Resources Inc. Retirement Savings Plan
                 Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1998

                                 EIN: 91-1413284
                                    Plan: 002
                                 1998 Form 5500


                         (b)              (c)               (d)          (f)             (g)           (h)             (i)
                                                                                                  Current Value
                                                                       Expense                     of Asset on
                                        Purchase         Selling    Incurred with      Cost of     Transaction         Net
                Description of Asset     Price            Price      Transaction        Asset         Date         Gain/(Loss)
--------------------------------------  ------------  ------------- --------------  ------------  --------------  --------------
Series of Transactions

BR common stock
Purchases                               $35,019,838     $        -     $    -       $35,019,838     $35,019,838     $    -
Sales                                             -     30,237,721          -        29,870,246      30,237,721       367,475

Vanguard Institutional Index Fund
Purchases                                56,518,295              -          -        56,518,295      56,518,295          -
Sales                                             -     18,231,794          -        16,783,136      18,231,794     1,448,658

Vanguard Balanced Index Fund
Purchases                                10,292,173              -          -        10,292,173      10,292,173          -
Sales                                             -      5,549,302          -         5,409,893       5,549,302       139,409

Schwab Small-Cap Index Fund
Purchases                                25,395,483              -          -        25,395,483      25,395,483           -
Sales                                             -      9,492,750          -         9,992,923       9,492,750      (500,173)

Vanguard World Fund -
International Growth Portfolio
Purchases                                 5,180,525              -          -         5,180,525       5,180,525           -
Sales                                             -      6,088,535          -         5,693,006       6,088,535       395,529







                                   Schedule II

                Burlington Resources Inc. Retirement Savings Plan
                 Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1998

                                 EIN: 91-1413284
                                    Plan: 002
                                 1998 Form 5500


                         (b)                             (c)         (d)          (f)            (g)          (h)            (i)
                                                                                                          Current Value
                                                                                  Expense                  of Asset on
                                                       Purchase    Selling     Incurred with     Cost of   Transaction       Net
                Description of Asset                    Price       Price       Transaction       Asset       Date          Gain
---------------------------------------------------   ----------- -----------  ------------- ------------  -------------  ---------
Series of Transactions

John Hancock Mutual Life Insurance Company #7354-1
Purchases                                               $9,750,000       -        $   -       $9,750,000     $9,750,000    $   -
Sales                                                        -       7,294,557        -        7,294,557      7,294,557        -

Commonwealth Life Insurance Company #0019TR
Purchases                                                3,142,062       -            -        3,142,062      3,142,062        -
Sales                                                        -       7,716,585        -        7,716,585      7,716,585        -

Fidelity Securities Fund OTC Portfolio
Sales                                                        -      17,193,094        -       15,706,796     17,193,094    1,486,298

Northern Trust Daily Stock Index Fund
Sales                                                        -      37,639,517        -       22,743,286     37,639,517   14,896,231



